Exhibit 19.1

INSIDER TRADING COMPLIANCE PROGRAM

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees and other related individuals, Jones Soda Co. (the “Company”) has adopted the following policies and procedures:

Section 1.02 I. Adoption of Insider Trading Policy

The Company has adopted the Insider Trading Policy attached as Exhibit A (the “Policy”), which prohibits trading based on material, non-public information regarding the Company (“Inside Information”). The Policy covers officers, directors and all other employees of, or consultants to, the Company, as well as family members of such persons, and others, in each case where such persons have or may have access to Inside Information. The Policy (and/or a summary thereof) is to be delivered to all new employees and consultants on the commencement of their relationships with the Company, and is to be circulated to all employees at least annually.

Section 1.03 II. Designation of Certain Persons

A. The Company has determined that those persons listed on Exhibit B, as may be amended from time to time by the Company, are the directors and officers who are subject to the reporting and penalty provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (“Section 16 Individuals”).

B. The Company has determined that those persons listed on Exhibit C, as may be amended from time to time by the Company, together with the Section 16 Individuals listed on Exhibit B, are subject to the pre-clearance requirement described in Section IV.A. below, in that the Company believes such persons have, or are likely to have, access to Inside Information on a more frequent basis than other employees. Under special circumstances, certain persons not listed on Exhibit C may come to have access to Inside Information for a period of time. During such period, such persons should also be subject to the pre-clearance procedure described in Section IV.A. below.

Section 1.04 III. Appointment of Compliance Person

The Company has appointed the Chief Financial Officer or Vice President of Finance (or his or her successor in office), or such other person reporting to the Chief Financial Officer or Vice President of Finance as he or she shall designate and oversee, as the Company’s Insider Trading Compliance Officer (the “Compliance Officer”).

Section 1.05 IV. Duties of Compliance Officer

The duties of the Compliance Officer shall include, but not be limited to, the following:

A. Pre-clearance of all transactions involving Company Securities (as defined in Exhibit A) by those individuals listed on Exhibits B and C, in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended.

B. Assistance in the preparation of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals.

C. Pre-approval of trading plans adopted pursuant to Rule 10b5-1 under the Exchange Act (a “Rule 10b5-1 Plan”).

D. Performance of cross-checks of available materials, which may include Forms 3, 4 and 5, Form 144, officers and directors questionnaires, and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Inside Information.

E. Circulation of the Policy (and/or a summary thereof) to all employees, including Section 16 Individuals, on an annual basis, and provision of the Policy and other appropriate materials to new officers, directors and others (including consultants and contractors to the Company and its subsidiaries) who have, or may have, access to Inside Information.

F. Assisting the Company’s Board of Directors in implementation of Sections I and II of this Program.

EXHIBIT A

Jones Soda Co. Insider Trading Policy
and Guidelines with Respect to Certain Transactions in Company Securities

This Policy provides guidelines to employees, officers and directors of Jones Soda Co. (the “Company”) with respect to transactions in the Company’s securities.

Applicability of Policy

Transactions Subject to the Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock (such as stock options and restricted stock units), whether or not issued by the Company, such as exchange-traded options (collectively, “Company Securities”).

Persons Subject to the Policy

This Policy applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of the Company and its subsidiaries. This group of people is sometimes referred to in this Policy as “Insiders.”

This Policy also applies to any person who receives Material Nonpublic Information (as defined below) from any Insider, and any consultant and contractor to the Company and its subsidiaries who receive or have access to Material Nonpublic Information. Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy.

This Policy applies to all family members who reside with Insiders (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in the household, and any family members who do not live in the Insider’s household but whose transactions in Company Securities are directed by the Insider or are subject to the Insider’s influence or control, such as parents or children who consult with the Insider before they trade in Company Securities (collectively referred to as “Family Members”). The Insider is responsible for the transactions of these other persons and therefore should make them aware of the need to confer with the Insider before they trade in Company Securities, and the Insider should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for such Insider’s own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related the Insider or Family Members.

This Policy applies to any entities that an Insider influences or controls, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the Insider’s account.

Statement of Policy

Section 1.06 General Policy:

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

Section 1.07 Specific Policies:

A. Trading on Material Nonpublic Information. No Insider, or consultant or contractor to the Company, and Family Members of any such person, shall engage in any transaction involving a purchase or sale of the Company Securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges and the National Association of Securities Dealers, Inc. Automated Quotation System (NASDAQ) are open for trading.

B. Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including Family Members) where such information may be used by such person to his or her profit by trading in the Company Securities, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company Securities.

C. Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

D. Rule 10b5-1 Plans. An Insider may enter into a Rule 10b5-1 Plan to trade in the Company Securities without many of the restrictions contained in this Policy. In connection with Rule 10b5-1, the Company has adopted the following guidelines:

(1) Adoption. A Rule 10b5-1 Plan may be adopted only during an open Trading Window (defined below) when the Insider does not possess any Material Nonpublic Information. Any Rule 10b5-1 Plan must be pre-approved in writing by the Compliance Officer a minimum of 30 days in advance of the any trades made by the Insider pursuant to the Rule 10b5-1 Plan. In the case of Section 16 Individuals, reasonably prompt disclosure regarding a Rule 10b5-1 Plan’s adoption must be made through a press release or Current Report on Form 8-K. Insiders are not permitted to have more than one Rule 10b5-1 Plan in operation at a time.

(2) Trading. It is recommended that any Rule 10b5-1 Plan be designed such that that it (i) causes a number of smaller sales over a long period of time versus a large number of sales over a short period of time, and (ii) is consistent, to the extent applicable, with the Insider’s prior trading history to minimize the appearance of sales timed with Material Nonpublic Information. Insiders are discouraged from engaging in securities transactions outside Rule 10b5-1 Plans once they are established.

(3) Plan Alterations or Suspensions. An Insider may not deviate from his or her Rule 10b5-1 Plan; however, an Insider may modify a Rule 10b5-1 Plan in compliance with Rule 10b5-1, provided that any such modification may only be made during a Trading Window when the Insider does not possess Material Nonpublic Information. Insiders are discouraged from making frequent modifications. The Company may suspend trading under a Rule 10b5-1 Plan at such times and for such periods as may be advisable to ensure compliance with, among other things, applicable securities laws and regulations, rules of any applicable stock exchange, or contractual or accounting requirements in connection with acquisitions or dispositions by the Company or the Company’s purchases or sales of Company Securities.

(4) Early Termination. If a Rule 10b5-1 Plan is terminated early, prompt disclosure regarding such termination must be made through a press release or Current Report on Form 8-K. An Insider’s Rule 10b5-1 Plan may include the following types of provisions for early termination: (a) a provision expressly stating that the Insider reserves the right to terminate the Rule 10b5-1 Plan under certain specified conditions (in order to demonstrate that any termination is not inconsistent with the plan’s original terms); (b) a provision specifying that if the Insider terminates the Rule 10b5-1 Plan and subsequently adopts a new Rule 10b5-1 Plan, that new Rule 10b5-1 Plan will not take effect for a period of at least 60 days after its adoption; or (c) a provision automatically terminating the plan at some future date, such as one year after adoption. An Insider may not adopt a new Rule 10b5-1 Plan or engage in new trades within 180 days following the early termination of a prior Rule 10b5-1 Plan.

Each Insider understands that the approval or adoption of a pre-planned selling program in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel in implementing a Rule 10b5-1 Plan.

Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions:

Short-Term Trading. Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any director, officer or other employee of the Company who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

Publicly Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have ·the same objectives as the Company’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. (Pledges of Company Securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions.”)

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 1Ob5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information.

Potential Criminal and Civil Liability and/or Disciplinary Action

Section 1.08 Liability for Insider Trading.

Insiders may be subject to penalties of up to $1,000,000 and up to ten years in jail for engaging in transactions in the Company Securities at a time when they have knowledge of nonpublic information regarding the Company.

Section 1.09 Liability for Tipping.

Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company Securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the NASDAQ use sophisticated electronic surveillance techniques to uncover insider trading.

Section 1.10 Possible Disciplinary Actions.

Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

Recommended Guidelines

Section 1.11 Recommended Trading Window.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company strongly recommends that all directors, officers and employees having access to the Company’s internal financial statements or other Material Nonpublic Information refrain from conducting transactions involving the purchase or sale of the Company Securities other than during the following period (the “Trading Window”):

The period in any fiscal quarter commencing after the close of business on the second (2nd) Trading Day following the date of public disclosure of the financial results for the prior fiscal quarter or year and ending on the fifteenth (15th) calendar day prior to the end of the fiscal quarter. If such public disclosure occurs on a Trading Day before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure. If such public disclosure occurs after the markets close on a Trading Day, then the date of public disclosure shall not be considered the first Trading Day following the date of public disclosure.

Summary of Trading Window:

Start of trading window:	Two (2) trading days after public disclosure of financial results.

End of trading window:	Fifteenth (15th) day prior to the end of the fiscal quarter.

The safest period for trading in the Company Securities, assuming the absence of Material Nonpublic Information, is generally the first ten (10) days of the Trading Window. Periods other than the Trading Window are more highly sensitive for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This is due to the fact that officers, directors and certain other employees will, as any quarter progresses, be increasingly likely to possess Material Nonpublic Information about the expected financial results for the quarter.

Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company Securities even during the Trading Window described above. In that situation, the Compliance Officer may notify these persons that they should not trade in the Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or closing of the Trading Window may or may not be announced to the Company as a whole, and, if announced to only specific individuals, should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event- specific trading restriction period.

Purpose of Trading Window. The purpose behind the recommended Trading Window is to help establish a diligent effort to avoid any improper transaction. An Insider may choose not to follow this suggestion, but he or she should be particularly careful with respect to trading outside the Trading Window, since the Insider may, at such time, have access to (or later be deemed to have had access to) Material Nonpublic Information regarding, among other things, the Company’s anticipated financial performance for the quarter.

It should be noted that even during the Trading Window any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in Company Securities until such information has been known publicly for at least two (2) Trading Days. Although the Company may from time to time recommend during a Trading Window that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in Company Securities during the Trading Window should not be considered a “safe harbor”, and all directors, officers and other persons should use good judgment at all times.

Section 1.12 Preclearance of Trades.

The Company has determined that all officers, directors and employees listed below in Exhibits B and C of the Company should refrain from trading in Company Securities, even during the Trading Window, without first complying with the Company’s “pre-clearance” procedures. Each officer, director and employees listed below in Exhibits B and C should contact the Compliance Officer prior to commencing any trade in the Company Securities.

The Company may also find it necessary, from time to time, to require compliance with the pre-clearance procedures from certain other employees, consultants and contractors other than and in addition to officers and directors.

Section 1.13 Individual Responsibility.

Each officer, director and employee has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in Company Securities.

An Insider may, from time to time, have to forego a proposed transaction in Company Securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All employees should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of Company Securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

Financial results

●	Projections of future earnings or losses
●	News of a pending or proposed merger
●	News of the disposition of a subsidiary
●	Impending bankruptcy or financial liquidity problems
●	Gain or loss of a substantial customer or supplier
●	Changes in dividend policy
●	New product announcements of a significant nature
●	Significant product defects or modifications
●	Significant pricing changes
●	Stock splits
●	New equity or debt offerings
●	Acquisitions
●	Significant litigation exposure due to actual or threatened litigation
●	Major changes in senior management.

Either positive or negative information may be material.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

Certain Exceptions

Stock Options. For purposes of this Policy, the exercise of stock options for cash under the Company’s stock option plans or the purchase of shares under the Company’s employee stock purchase plan (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, any other market sale for the purpose of generating the cash needed to pay the exercise price of an option, or any other market sale of the stock received upon exercise of stock options.

Restricted Stock and RSUs. This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which an Insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of restricted stock and any sale of stock acquired upon the vesting of restricted stock units.

401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401 (k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. It should be noted that sales of Company Securities from a 401(k) account is also subject to Rule 144, and therefore affiliates should ensure that a Form 144 is filed when required.

The restrictions on trading on the basis Material Nonpublic Information, the Trading Window, and the Company’s pre-clearance procedures do not apply to transactions made in accordance with a Rule 10b5-1 Plan in compliance with this Policy.

Additional Information - - Directors and Officers

Directors and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers and directors who purchase and sell Company Securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option nor the receipt of stock under the Company’s employee stock purchase plan is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Moreover, no officer or director may ever make a short sale of the Company’s stock. The Company has provided, or will provide, separate memoranda and other appropriate materials to its officers and directors regarding compliance with Section 16 and its related rules.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Compliance Officer.

EXHIBIT B

Officers and Directors Subject to Section 16

Directors:

Officers:

Name:	Office:

EXHIBIT C

Additional Persons Subject to Pre-Clearance